SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

01 October, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 01 October, 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                               Protherics PLC

                      Notification of Director's Interests

London, UK; Brentwood, TN; 1 October 2007 - Protherics PLC ("Protherics" or the
"Company"), the international biopharmaceutical company focused on critical care and cancer, today announces that, on 28 September 2007, in accordance with paragraph 3.1.2 of the FSA Disclosure and Transparency Rules, the Company
received notification that, on 28 September 2007, Garry Watts, Non-executive
Director of Protherics, acquired 40,000 ordinary 2p shares in the Company
("Ordinary Shares") at a price of 48.42 pence per share.

Following the above transaction, Mr. Watts holds a beneficial interest in 90,000
Ordinary Shares (0.026% of the issued ordinary share capital of the Company).
The Company's issued ordinary share capital is 339,316,822 shares.

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Julie Vickers, Company Secretary                              +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                             +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                          +1 212 850 5600

Or visit www.protherics.com